FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending January 02, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.


On 31 December 2007, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs under the share allocation arrangements for Non-Executive Directors for the period of service from 1 October 2007 to 31 December 2007:


Non Executive Director                     Ordinary Shares        American Depository Shares
                                                                            (ADSs)

Sir Christopher Gent                           2,238.52
Prof Sir Roy Anderson                           437.97
Dr Stephanie Burns                                                          357.38
Mr Lawrence Culp                                                            536.07
Sir Crispin Davis                              1,167.92
Sir Deryck Maughan                                                          714.76
Dr Daniel Podolsky                                                          491.40
Sir Ian Prosser                                 875.94
Dr Ronaldo Schmitz                              467.17
Mr Tom de Swaan                                 437.97
Sir Robert Wilson                               389.31


The Company and the Non-Executive Directors were informed of these allocations on 2 January 2008.


This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell

Company Secretary

2 January 2008


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 02, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc